SIDLEY AUSTIN BROWN & WOOD LLP

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FOUNDED 1866

BEIJING | GENEVA | HONG KONG | LONDON | SHANGHAI | SINGAPORE | TOKYO

WRITER'S DIRECT NUMBER
212-839-5825

WRITER'S E-MAIL ADDRESS
MWHEELER@SIDLEY.COM

December 10, 2004

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-2
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of the Issuer, enclosed please find a copy of the following document:

1. Press Release dated December 2, 2004, by the Issuer, announcing the intent of a public share purchase taking place in January of 2005.

This letter and Press Release document are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please, do not hesitate to contact me with any further questions or comments you may have at (212) 839-5825.

Very truly yours,

Michael K. Wheeler

Michael K. Wheeler

Enclosure

cc: (w/o Enclosure) Jorge Girault Facha (G.Acción, S.A. de C.V.)
Lori Anne Czepiel

For Immediate Release

G.ACCION

G.ACCION ANNOUNCES CONSORTIUM'S INTENT OF PUBLIC SHARE PURCHASE

Mexico City, Mexico, December 2, 2004 -- G. Accion S.A. de C.V. ("G.Accion" or "the Company") (BMV: GACCIONB, OTC: GACCIB), announced today that it has been informed of the following: a group of companies formed by AMB Property, L.P. ("AMB"), via its subsidiary, Headlands New Eagle Holding S. à r.l., KIMCO Realty Corporation, via its subsidiary Kimex, Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V., (collectively the "Offerers") will jointly participate in a public offer to purchase up to 28,296,997 ordinary, nominative shares, which includes ADS issued by G.Accion, with no nominal value, all of the same series. These represent approximately 22.54% of G.Accion, S.A. de C.V. (G.Accion's) capital stock at a price equivalent to US$0.85 (eighty-five cents of U.S. dollars), in Mexican currency, per share (the "Offer"). The shares that would be purchased in the Offer, added to the shares that will be purchased privately by AMB and The Peabody Group under a Private Contract for the Buy-Sell Transaction, as well as the shares that are representative of G.Accion's shareholders' equity, property of those shareholders that have an agreement, and that the Offerers understand, will not participate in the Offering, represent 100% of the Company's capital stock.

The Offering will take place according to the applicable legal regulations and is expected to begin during January 2005, subject to fulfilling certain conditions and prior to the authorization of the necessary authorities, among them the Mexican Securities and Exchange Commission, *Comisión Nacional Bancaria y de Valores*. The offer is expected to last approximately twenty (20) business days.

The Offerers, together with the shareholders of G.Accion that form part of the Shareholders' Agreement, intend to call a Shareholders' Meeting upon the conclusion of the public offer, where they will vote on canceling the shares listed under the Mexican Share Registry (*Sección de Valores del Registro Nacional de Valores)* and the delisting of these shares from the Mexican Stock Exchange, as well as the approval of the complete restructuring of G.Accion's Corporate Bylaws.

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About the Company

G. Accion is the leading public real estate company in Mexico, oversees an extensive property portfolio, of industrial, retail, corporate office and housing properties. Our mission is to be the prime vehicle to allocate institutional capital into the real estate sector in Mexico, providing real estate need-based solutions to domestic and international clients, through acquisition and development.

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Maria Barona or
Melanie Carpenter
i-advize Corporate Communications
accion@i-advize.com
Tel: (212) 406-3690